Exhibit 4.1

RICHMONT CAPITAL PARTNERS V LP

November 26, 2014

CVSL Inc.

2400 North Dallas Parkway, Suite 230

Plano, Texas 75093

Attn: Kelly L. Kittrell

Re:          Conversion of $20.0 Million Note

Dear Kelly:

Reference is made to that certain Second Amendment dated June 12, 2014 to the Convertible Subordinated Unsecured Promissory Note, issued dated December 12, 2012, in the principal amount of $20.0 Million held by the undersigned (herein, the “Note”).

The undersigned hereby agrees to convert the Note, effective as of the date hereof, into Three Million Two Hundred Thousand (3,200,000) shares of CVSL’s common stock.

RICMONT CAPITAL PARTNERS V LP
By: Richmont Street LLC, its General Partner

By:	/s/ John Rochon, Jr.
Name:	John Rochon, Jr.
Title:	President

ACKNOWLEDGED AND AGREED:

CVSL INC.

By:	/s/ John P. Rochon
Name:	John P. Rochon
Title:	Chief Executive Officer